Exhibit 99.2

Nomad Foods Announces Closing of Term Loans

Feltham, England - November 10, 2022—Nomad Foods Limited (“Nomad Foods” or the “Company”) announces that it has closed on the issuance of both a USD 700 million term loan bearing interest at a rate per annum equal to the SOFR rate plus 3.75% and a EUR 130 million term loan bearing interest at a rate per annum equal to EURIBOR plus 3.5%, both due 2029 (collectively the “Term Loans”).

The net proceeds of the Term Loans were used to repay the Company's existing USD 960 million principal term loan due in 2024, and for transaction expenses and general corporate purposes. Concurrent to these transactions, the Company closed out its existing cross currency interest rate swaps associated with repaid loans and added new 5-year cross currency and interest rate swaps for the new Term Loans.

Samy Zekhout, Chief Financial Officer of Nomad Foods, stated, “We are pleased to have now closed our refinancing on market leading terms within our rating category, reflecting the defensiveness of our business model and strength of our cash flows. These transactions have materially extended our average debt maturities, while the associated hedging delivers certainty on our interest charge over the next five years. With financing secured until 2028/2029 and planned continued strong free cash flows in the years to come, we are well positioned to leverage our capital allocation to maximize shareholder value.”

The Term Loans will be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

Forward-Looking Statements

This press release contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predict” and “potential”, as well as the negatives of these terms and other words of similar meaning. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The forward-looking statements in this press release include, but are not limited to, expectations regarding the Company’s anticipated borrowing needs and associated costs, the Company’s anticipated cash flows and the Company’s ability to leverage its capital allocation to maximize shareholder value. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.
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